                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 1998

                                       OR

[   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the transition period from ________to__________

Commission file number ____________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 American Eagle Outfitters, Inc. Stock Fund of
              the American Eagle Outfitters, Inc. Retirement Plan
                150 Thorn Hill Drive, Warrendale, PA 15086-7528

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        American Eagle Outfitters, Inc.
                              150 Thorn Hill Drive
                            Warrendale PA 15086-7528

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                              Financial Statements
                          and Supplemental Information

--------------------------------------------------------------------------------

                           December 31, 1998 and 1997
--------------------------------------------------------------------------------


                                       TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
Financial Statements

     Independent Auditors' Report                                                            3

     Statements of Net Assets Available for Plan Benefits                                    4

     Statements of Changes in Net Assets Available for Plan Benefits                         5

     Notes to the Financial Statements                                                     6-13

Supplemental Information

     Independent Auditors' Report on Supplemental Information                               14

     Schedule of Assets Held for Investment Purposes                                        15

     Schedule of Transactions in Excess of 5% of the Current Value of Plan Assets           16

Signature                                                                                   17

Exhibit

    Consent of Independent Auditors                                                         18

                          Independent Auditors' Report


To the Plan Administrator of the
  American Eagle Outfitters, Inc. Retirement Plan
Warrendale, Pennsylvania


         We have audited the accompanying statements of net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Eagle Outfitters, Inc. Retirement Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
June 25, 1999

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

              Statements of Net Assets Available for Plan Benefits

-----------------------------------------------------------------------------

December 31                                      1998                1997
-----------------------------------------------------------------------------
Investments - Note 3                          $13,180,629         $5,566,654

Cash                                                   63             36,156

Receivables
   Contributions
       Employer                                 2,001,189            850,551
       Employee                                        --              3,659
   Other                                               --            166,469
                                              -----------         ----------

Net Assets Available for Plan Benefits        $15,181,881         $6,623,489
                                              ===========         ==========

   The accompanying notes are an integral part of these financial statements.

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

-----------------------------------------------------------------------------

For the Years Ended December 31                  1998                1997
-----------------------------------------------------------------------------
Additions
   Investment income
       Net appreciation in fair value of
         investments - Note 3                 $ 5,327,922         $1,178,220
       Interest and dividends                     186,674            421,081
   Contributions
       Employer                                 2,441,659          1,233,757
       Employee                                 1,010,317            750,323
                                              -----------         ----------

            Total Additions                     8,966,572          3,583,381

Deduction
   Distributions of benefits to participants      408,180            488,025
                                              -----------         ----------

Net Increase in Net Assets Available for
  Plan Benefits                                 8,558,392          3,095,356

Net Assets Available for Plan Benefits

   Beginning of year                            6,623,489          3,528,133
                                              -----------         ----------

   End of year                                $15,181,881         $6,623,489
                                              ===========         ==========

   The accompanying notes are an integral part of these financial statements.

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                        Notes to the Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared on the accrual basis of accounting.

   INVESTMENTS

         The Plan's investments are stated at fair value, based on quoted market prices.

   ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions. These estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 2 - DESCRIPTION OF PLAN

         The following description of the American Eagle Outfitters, Inc. Retirement Plan, as restated effective January 1, 1994, provides only general information. Participants should refer to the plan agreement for more complete information.

   EMPLOYER

         The Plan's employer is American Eagle Outfitters, Inc. and its subsidiaries (the "Company").

   GENERAL

         The Plan is a defined contribution plan covering all employees of American Eagle Outfitters, Inc. and its subsidiaries who have completed one year of service, attained the age of 20 1/2 and are not eligible under any other tax qualified retirement plans to which the employer contributes. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

   CONTRIBUTIONS

         The Plan provides for a 401(k) contribution. Under this provision, participants may contribute up to 15 percent of their annual compensation to the Plan as basic contributions. The employer matches the employee's contributions up to 3 percent. However, only salary reductions attributable to the first $50,000 of compensation are considered for the match.

         The Company can also make discretionary contributions to the Plan in amounts determined by the Board of Directors. The amount of the contribution is limited to a percentage of total compensation paid during the year to all eligible participants.

         The Company made discretionary profit sharing contributions of $2,000,000 and $850,000 to the plan for 1998 and 1997. In addition, the Company made 401(k) matching contributions of $441,659 and $383,757 for 1998 and 1997.

   PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contribution and the earnings associated with the participant's account. Forfeitures of terminated participant's non-vested accounts reduce the maximum amount that can be contributed by the Company. Allocation of the employer's discretionary contribution is based on participant earnings, as defined in the plan. In addition, participants are required to direct the investment of their account among the available investment funds.

   VESTING

         Each participant is 100 percent vested in his or her contributions and associated earnings at all times. The employer's contributions and associated earnings become 100% vested after the participant completes five years of service.

   PAYMENT OF BENEFITS

         On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semiannual or annual cash installments.

         Upon termination of service due to other reasons, a participant may receive a lump-sum amount equal to the value of his or her vested account balance.

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS

         The following table presents the cost and fair values of investments at December 31, 1998 and 1997.

                                                        1998                              1997
                                                        ----                              ----
                                                                 Fair                            Fair
                                                Cost             Value             Cost          Value
                                                ----             -----             ----          -----
   INVESTMENT FUNDS
       National City Corporation Funds
            Fixed Income                    $        --       $        --       $  290,473     $  298,967
            Balanced                                 --                --          336,623        422,508
            Government                               --                --          419,252        419,252
       Putnam Funds
            Investors Growth                         --                --        1,411,210      1,635,084
            Global                                 (987)             (987)         927,201        845,513
            Managed Income                           --                --          716,382        747,860
       Massachusetts Financial Services
            Fixed Funds                       1,271,612         1,271,612               --             --
            Total Return                      1,618,835         1,533,766               --             --
             Investors Growth                 2,620,060         3,109,219               --             --
       American New Perspective               1,557,157         1,779,516               --             --
       PIMCO Total Return                       487,634           464,503               --             --
       American Eagle Outfitters, Inc.
         Stock Fund                           4,214,022         5,023,000          515,280      1,197,470
                                            -----------       -----------       ----------     ----------

                                            $11,768,333       $13,180,629       $4,616,421     $5,566,654
                                            ===========       ===========       ==========     ==========

                AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS (CONTINUED)

         During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as shown:

                                                For the Years Ended December 31,
                                                --------------------------------
                                                    1998               1997
                                                    ----               ----
   INVESTMENT FUNDS
     National City Corporation Funds
            Fixed Income                         $   12,352         $    2,742
            Balanced                                 21,887             52,792
     Putnam Funds
            Investors Growth                        155,819            201,900
            Global                                   77,850            (81,099)
            Managed Income                          (20,145)            14,597
     Massachusetts Financial Services
            Total Return                             84,363                 --
            Investors Growth                        683,759                 --
     American New Perspective                       337,172                 --
     PIMCO Total Return                              (6,566)                --
     American Eagle Outfitters, Inc.
       Stock Fund                                 3,981,431            987,288
                                                 ----------         ----------
                                                 $5,327,922         $1,178,220
                                                 ==========         ==========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS (CONTINUED)

         The participants are eligible to direct the investment of their account balance among various investment funds. One of the fund options is a fund that invests in the stock of the plan sponsor, American Eagle Outfitters, Inc. Presented below is a summary of the net assets available for plan benefits and the related changes in net assets available for plan benefits on an individual fund basis as of and for the years ended December 31, 1998 and 1997.

     DECEMBER 31, 1998

                                                                                               AMERICAN
                           NCC                              PUTNAM                   PUTNAM      EAGLE
                          FIXED       NCC        NCC       INVESTORS     PUTNAM      MANAGED   OUTFITTERS    CASH
                          INCOME    BALANCED  GOVERNMENT    GROWTH       GLOBAL      INCOME      STOCK      TRANSFER
                           FUND       FUND       FUND        FUND         FUND        FUND       FUND       ACCOUNT      SUBTOTAL
                           ----       ----       ----        ----         ----        ----       ----       -------      --------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
    Investments - at
      fair value         $       0  $       0  $       0  $         0  $      (987) $       0  $5,023,000  $       --  $ 5,022,013
    Cash                        --         --         --           --           --         --          --          63           63
    Contributions
      receivable
      and other                 --         --         --           --           --         --          --   2,001,189    2,001,189
                         ---------  ---------  ---------  -----------  -----------  ---------  ----------  ----------  -----------

        Total            $       0  $       0  $       0  $         0  $      (987) $       0  $5,023,000  $2,001,252  $ 7,023,265
                         =========  =========  =========  ===========  ===========  =========  ==========  ==========  ===========

CHANGES IN NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS
    Investment income    $  27,000  $  27,291  $  19,482  $   161,121  $    93,354  $   1,241  $3,971,596  $       --  $ 4,301,085
    Employer
      contributions         60,872     62,012    268,061      308,978      205,360    145,494     180,130   1,123,803    2,354,710
    Employee
      contributions         37,062     48,327     30,168      251,754      154,447    121,804     157,093     (10,551)     790,104
    Transfers between
      directed accounts   (406,191)  (515,641)  (697,885)  (2,282,661)  (1,414,248)  (981,161)   (344,202)     (2,157)  (6,644,146)
    Distribution of
      benefits to
      participants         (17,710)   (44,497)   (39,078)     (74,276)     (51,882)   (35,238)   (139,087)       (209)    (401,977)
                         ---------  ---------  ---------  -----------  -----------  ---------  ----------  ----------  -----------

        Net Increase
          (Decrease)     $(298,967) $(422,508) $(419,252) $(1,635,084) $(1,012,969) $(747,860) $3,825,530  $1,110,886  $   399,776
                         =========  =========  =========  ===========  ===========  =========  ==========  ==========  ===========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS (CONTINUED)

     DECEMBER 31, 1998 (CONTINUED)

                                                                                             MFS
                                      MFS           MFS         PIMCO       INVESTORS     AMERICAN
                                  TOTAL RETURN     FIXED     TOTAL RETURN    GROWTH          NEW                       GRAND
                                      FUND          FUND         FUND         FUND       PERSPECTIVE    SUBTOTAL      SUBTOTAL
                                      ----          ----         ----         ----       -----------    --------      --------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
     Investments - at fair value   $1,533,766    $1,271,612    $464,503    $3,109,219    $1,779,516    $8,158,616    $13,180,629
     Cash                                  --            --          --            --            --            --             63
     Contributions receivable
       and other                           --            --          --            --            --            --      2,001,189
                                   ----------    ----------    --------    ----------    ----------    ----------    -----------

         Total                     $1,533,766    $1,271,612    $464,503    $3,109,219    $1,779,516    $8,158,616    $15,181,881
                                   ==========    ==========    ========    ==========    ==========    ==========    ===========
CHANGES IN NET ASSETS
 AVAILABLE FOR
 PLAN BENEFITS
     Investment income             $  115,814    $   10,224    $   (637)   $  740,700    $  347,410    $1,213,511    $ 5,514,596
     Employer contributions            17,136        13,012       5,067        30,995        20,739        86,949      2,441,659
     Employee contributions            52,211        19,427      10,921        85,106        52,548       220,213      1,010,317
     Transfers between directed
       accounts                     1,349,505     1,232,768     449,152     2,252,954     1,359,767     6,644,146             --
     Distribution of benefits to
       participants                      (900)       (3,819)         --          (536)         (948)       (6,203)      (408,180)
                                   ----------    ----------    --------    ----------    ----------    ----------    -----------

         Net Increase(Decrease)    $1,533,766    $1,271,612    $464,503    $3,109,219    $1,779,516    $8,158,616    $ 8,558,392
                                   ==========    ==========    ========    ==========    ==========    ==========    ===========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 3 - INVESTMENTS (CONTINUED)

     DECEMBER 31, 1997

                                                                                                 AMERICAN
                            NCC                             PUTNAM                   PUTNAM       EAGLE
                           FIXED       NCC        NCC      INVESTORS     PUTNAM      MANAGED    OUTFITTERS    CASH
                           INCOME    BALANCED  GOVERNMENT   GROWTH       GLOBAL      INCOME       STOCK     TRANSFER
                            FUND       FUND       FUND       FUND         FUND        FUND         FUND      ACCOUNT       TOTAL
                            ----       ----       ----       ----         ----        ----         ----      -------       -----
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS
     Investments - at
       fair value         $298,967   $422,508   $419,252   $1,635,084   $  845,513   $747,860   $1,197,470   $     --   $5,566,654
     Cash                       --         --         --           --           --         --           --     36,156       36,156
     Contributions
       receivable
       and other                --         --         --           --      166,469         --           --    854,210    1,020,679
                          --------   --------   --------   ----------   ----------   --------   ----------   --------   ----------

         Total            $298,967   $422,508   $419,252   $1,635,084   $1,011,982   $747,860   $1,197,470   $890,366   $6,623,489
                          ========   ========   ========   ==========   ==========   ========   ==========   ========   ==========

CHANGES IN NET ASSETS
  AVAILABLE FOR
  PLAN BENEFITS
     Investment income    $ 17,898   $ 63,818   $ 18,545   $  343,699   $   79,599   $ 90,762   $  984,980   $     --   $1,599,301
     Employer
       contributions        44,580     41,071    113,409      183,596      144,257     92,997      114,430    499,417    1,233,757
     Employee
       contributions        46,756     51,067     28,782      229,173      166,556    122,216      105,263        510      750,323
     Transfers between
       directed accounts    (6,141)    25,538      3,144      121,009      (60,179)    30,785     (103,203)   (10,953)          --
     Distribution of
       benefits to
       participants        (36,969)   (41,987)   (16,442)    (107,839)     (59,769)   (67,103)    (144,228)   (13,688)    (488,025)
                          --------   --------   --------   ----------   ----------   --------   ----------   --------   ----------

    Net Increase          $ 66,124   $139,507   $147,438   $  769,638   $  270,464   $269,657   $  957,242   $475,286   $3,095,356
                          ========   ========   ========   ==========   ==========   ========   ==========   ========   ==========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

NOTE 4 - PLAN TERMINATION

         Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested in their accounts.

NOTE 5 - INTERNAL REVENUE SERVICE STATUS

         The Plan has received a determination letter from the Internal Revenue Service stating that the Plan, as amended in 1994, meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the code.

NOTE 6 - PLAN MERGER

         On April 1, 1999, the American Eagle Outfitters, Inc. Retirement Plan was merged into an existing multiple employer plan. The merger has no effect on the rights of the current plan participants or the obligations of the Company under the plan. The participants' accounts will continue to be maintained as they are under the current plan, including the available investment options. As a result of this merger, the American Eagle Outfitters, Inc. Retirement Plan will be terminated.

            Independent Auditors' Report on Supplemental Information


To the Plan Administrator of the
     American Eagle Outfitters, Inc. Retirement Plan
Warrendale, Pennsylvania


   Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and transactions in excess of 5 percent of the current value of Plan assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
June 25, 1999

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

                 Schedule of Assets Held for Investment Purposes

--------------------------------------------------------------------------------

                             As of December 31, 1998
--------------------------------------------------------------------------------

                                           Description of
                                             Investment                        Fair
Identity of Issue                         (# of Shs/Units)     Cost            Value
-----------------                         ----------------     ----            -----
INVESTMENT FUNDS

   Massachusetts Financial Services
       Fixed Income                          1,271,612       1,271,612       1,271,612
       Total Return                            102,525       1,618,835       1,533,766
       Investors Growth                        195,425       2,620,060       3,109,219

   Other Funds
       PIMCO Total Return                       44,070         487,634         464,503
       American New Perspective                 77,539       1,557,157       1,779,516
       Putnam Global Growth                          -            (987)           (987)

    American Eagle Outfitters, Inc.
      Stock Fund                               264,637       4,214,022       5,023,000
                                                           -----------     -----------

                                                           $11,768,333     $13,180,629
                                                           ===========     ===========

                 AMERICAN EAGLE OUTFITTERS, INC. RETIREMENT PLAN

  Schedule of Transactions in Excess of 5% of the Current Value of Plan Assets


--------------------------------------------------------------------------------

                      For the Year Ended December 31, 1998
--------------------------------------------------------------------------------

                                                      Number of       Sales
                                                    Transactions      Price          Cost
                                                    ------------      -----          ----
SALES

      Putnam Funds
         Global                                               53    $1,530,291    $1,534,128
         Investors Growth                                     45    $2,870,010    $2,490,317
         Managed Income                                       49    $1,324,018    $1,312,685

      National City Corporate Funds
         Fixed Income                                         22    $  457,456    $  438,050
         Government                                           15    $  817,946    $  817,946
         Balanced                                             17    $  578,504    $  448,330

      American Eagle Outfitters, Inc. - Stock Fund             4    $  443,848    $  378,328

PURCHASES

      National City Corporate Funds
         Government                                           42           N/A    $  400,558

      Putnam Funds
         Global                                              101           N/A    $  606,974
         Managed Income                                       95           N/A    $  596,346
         Investors Growth                                    138           N/A    $1,079,200

      Massachusetts Financial Services Funds
         Investors Growth                                     19           N/A    $2,690,928
         Global                                               27           N/A    $1,278,884
         Total Return                                         21           N/A    $1,662,760

     American Funds New Perspective                           18           N/A    $1,612,799

     PIMCO Total Return                                       22           N/A    $  504,874

     American Eagle Outfitters, Inc. - Stock Fund             52           N/A    $  371,442

Note: 5% of the current value of the plan assets at the beginning of the plan year = $331,174

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                American Eagle Outfitters, Inc.
                                                        Retirement Plan
                                                  By:
                                                      /s/ Dale E. Clifton
                                                      -------------------
Date July 12, 1999                                      Dale E. Clifton
                                                 Vice President and Controller